FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Material fact dated December 10, 2013.

MATERIAL FACT

Banco Santander, S.A. (“Santander”) announces that it has entered into an strategic and technical cooperation agreement with Bank of Shanghai, a bank in the People’s Republic of China (“PRC”). Likewise, Santander has agreed to acquire from The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), a wholly-owned subsidiary of HSBC Holdings plc, its 8% shareholding in Bank of Shanghai.

Santander estimates that its combined investment in the transaction, comprising the consideration for acquiring the 8% shareholding from HSBC and the costs for providing the strategic and technical cooperation to Bank of Shanghai, will reach approximately 470 million euros. The investment will have an impact of approximately 1 basis point on Grupo Santander’s capital.

Santander expects to close the acquisition of its shareholding in Bank of Shanghai during the first semester of 2014, once the regulatory authorizations to which the transaction is subject are obtained.

Boadilla del Monte (Madrid), 10 December, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 10, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President